UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________.

Commission file number # 1-4364

RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A

Ryder System, Inc.

3600 N.W. 82 Avenue
Miami, Florida 33166

REQUIRED INFORMATION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Ryder System, Inc. Retirement Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A
Date: June 28, 2004	By:	/s/ Andrea Levenson
Andrea Levenson
Vice President Compensation and Benefits, Plan Administrator

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

The Participants and Administrator
Ryder System, Inc. Employee Savings Plan A:

We have audited the accompanying statements of net assets available for plan benefits of the Ryder System, Inc. Employee Savings Plan A (the Plan), as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Note 1, the Plan was merged into the Ryder System, Inc. Employee Savings Plan B and the merged plan was renamed the Ryder System, Inc. 401(k) Savings Plan effective December 31, 2003.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America

/s/ KPMG LLP

Miami, Florida
June 16, 2004

RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
Assets
Investments:
Short-term money market instruments	$—	$1,449,838
Investment contracts, at contract value	—	50,475,589
Mutual funds	—	61,713,895
Ryder System, Inc. Common Stock Fund	—	18,109,753
Participant loans receivable	—	10,759,581

Total investments	—	142,508,656
Receivables:
Employer contribution	—	723,390
Participant contribution	—	144,519

Total receivables	—	867,909

Liabilities
Administrative fees payable	—	36,399

Net assets available for plan benefits	$—	$143,340,166

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Additions to net assets attributed to:
Investment income/(loss):
Net appreciation/(depreciation) in value of investments	$26,134,142	$(15,439,207)
Dividends	1,003,950	558,627
Interest	3,298,260	3,490,177

Net investment income/(loss)	30,436,352	(11,390,403)

Contributions:
Employer	2,490,232	3,243,214
Participants	8,766,316	9,489,239

Total contributions	11,256,548	12,732,453

Total additions	41,692,900	1,342,050

Deductions from net assets attributed to:
Distributions to plan participants	8,641,895	10,758,634
Transfers to other plans, net	176,250,326	357,454
Administrative expenses	140,845	213,382

Total deductions	185,033,066	11,329,470

Net decrease	(143,340,166)	(9,987,420)

Net assets available for plan benefits:
Beginning of year	143,340,166	153,327,586

End of year	$—	$143,340,166

The accompanying notes are an integral part of these financial statements.

RYDER SYSTEM, INC. EMPLOYEE SAVINGS PLAN A

NOTES TO FINANCIAL STATEMENTS

1.    Description of Plan

The following description of the Ryder System, Inc. Employee Savings Plan A (the “Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General. The Plan, established January 1, 1984, is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant’s rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

The Plan Administrator is the Ryder System, Inc. Retirement Committee comprised of ten persons appointed by the Ryder System, Inc. Board of Directors. The Plan’s trustee and recordkeeper is Fidelity Management Trust Co. and Fidelity Investments Institutional Operations Company, respectively.

Effective December 31, 2003, the Plan was merged into the Ryder System, Inc. Employee Savings Plan B and the merged plan was renamed the Ryder System, Inc. 401(k) Savings Plan. As a result, all of the Plan’s assets were transferred to the Ryder System, Inc. 401(k) Savings Plan.

Eligibility. Participation in the Plan is voluntary. In general, any non-salaried employee of Ryder System, Inc. (the “Company”) and participating affiliates are immediately eligible to participate in the Plan. However, an employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan. In addition, employees eligible to participate under another Company sponsored qualified savings plan, will be excluded from participation in the Plan.

Contributions. Participants may elect to contribute to the Plan by having their compensation reduced by a maximum of the lesser of a) 50% of compensation, depending on an individual’s annual salary level, b) IRS limit of $12,000 or c) such other amount as shall be determined by the Plan Administrator from time to time. Participants can also elect a direct rollover of an existing balance from a tax qualified retirement or savings plan into the Plan. Participants may elect to contribute to any of fifteen investment options and may transfer among funds on a daily basis.

If a participant meets certain requirements related to employment date, age, and service hours, the Company will contribute to the participant’s account. Effective October 1, 2002 matching contributions are invested in the investment funds in the same allocation percentages as each participant’s deferred contributions. Prior to October 1, 2002, the Company’s contributions were automatically allocated to the Ryder System, Inc. Common Stock Fund (“RCS Fund”). Participants may have elected to diversify Company contributions that were automatically invested in the RCS Fund prior to October 1, 2002 in increments of 25% on each of the following dates: October 1, 2002, January 1, 2003, April 1, 2003 and July 1, 2003.

The Company matches 50% of the participant’s annual contribution not to exceed the greater of (1) 50% of the first $1,200 in contributions for any plan year, or, (2) 50% of the first 4% of the participant’s compensation for any plan year. The Company will match an additional 50% of the next 2% of the participant’s compensation if the Company meets its Economic Value Added (“EVA”) goal or a pro-rata portion of the EVA match based on the portion of EVA goal attained.

Participant Accounts. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balance. Earnings are currently allocated on a daily basis. The benefit for a participant is the benefit that can be provided from the participant’s vested account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. In 2003 and 2002, employer contributions were reduced by $117,434 and $153,912, respectively, from forfeited nonvested accounts.

Vesting. Participants are immediately vested in their contributions plus earnings thereon. Upon completion of two years of service, participants vest 25% in the Company contributions and the earnings attributable to such contributions and 25% upon completion of each year thereafter until they are fully vested. At retirement age, (the earlier of age 65 or the date in which a participant has both attained age 55 and completed at least 10 years of service), a participant becomes fully vested in the Company contributions and the earnings attributable to such contributions.

Participant Loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and accrue interest at a rate which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan’s investment funds based on the participant’s investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

Distributions. On termination of service, if a participant’s account balance is greater than $5,000, a participant’s account is distributed to the participant in the form of a single lump-sum payment upon receipt of participant’s consent. Terminated participants whose account balance is less than $5,000 receive automatic distributions. As of December 31, 2003 and 2002, amounts allocated to accounts of terminated persons who have not yet been paid their automatic distributions totaled $0 and $62,966, respectively. Participants may request a withdrawal of all or a portion of their elective contribution account balance if they can demonstrate financial hardship. The Plan administrator approves the request, and the amount withdrawn cannot be subsequently repaid to the Plan. Such amounts will be considered distributions to the participant for income tax purposes.

2.    Summary of Significant Accounting Policies

Basis of Accounting. The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in United States of America requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Investments. Short-term money market instruments are stated at cost, which approximates fair value. Investments in fully benefit-responsive insurance company and bank guaranteed investment contracts (“GICs”) are stated at contract value which represents cost plus accrued interest (Note 4). A fully benefit-responsive contract provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers to other investment options offered to the participant by the Plan.

Investments in synthetic GICs are also stated at contract value. A synthetic GIC is comprised of two components, an underlying asset and a “wrapper” contract. The underlying asset is valued at representative quoted market prices. The wrapper contract is valued as the difference between the fair value of the underlying asset (or pro-rata pool of assets) and the contract value. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal or account of a participant’s retirement, disability or death, or participant-directed transfers, in accordance with the terms of the Plan.

The RCS Fund is offered as an investment option to participants in the Plan. The RCS Fund invests primarily in Ryder System, Inc. common stock, which is traded on the New York Stock Exchange under the ticker symbol (R) and is valued at quoted market price. A small portion of the fund is invested in short-term money market investments. The money market portion of RCS Fund provides liquidity which enables the Plan participants to transfer money daily among all investment choices.

Mutual funds are valued at quoted market prices, which represent the net asset value of the securities held in such funds. Participant loans bear interest at market rates and are stated at the outstanding principal balance plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the related gains or losses and the unrealized appreciation (depreciation) on those investments. Dividends on Ryder System, Inc. common stock and mutual funds are recorded on the record date. Interest income is recorded on the accrual basis.

Payment of Benefits. Benefits are recorded when paid.

New Accounting Pronouncements. In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which specifies that a contract accounted for under AICPA Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans,” is not subject to SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” for all contracts entered into or modified after June 30, 2003.

SFAS 133 required all derivatives, including derivatives embedded in other contracts, to be recognized at fair value as either assets or liabilities on the balance sheet and establishes new accounting rules for hedging activities. There was an inconsistency in accounting literature between SFAS 133, requiring derivatives to be measured at fair value, and the AICPA Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans,” requiring benefit responsive investment contracts (including synthetic guaranteed investment contracts) to be measured at contract value.

Prior to the issuance of SFAS 149, the Financial Accounting Standards Board provided tentative guidance that contracts accounted for under SOP 94-4 are not subject to the requirements of SFAS 133. Therefore, the Plan continues to account for synthetic guaranteed investment contracts at contract value.

3.    Investments

The Plan held the following individual investments whose aggregate fair value equaled or exceeded 5% of the Plan’s net assets at either December 31, 2003 or 2002:

	2003	2002

Ryder System, Inc. Common Stock Fund	$—	$18,109,753
Fidelity Equity-Income Fund	—	12,706,243
Putnam Voyager Fund A	—	21,738,699
Fidelity Contrafund	—	10,578,237

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2003	2002

Mutual Funds	$16,808,469	$(15,910,928)
Ryder System, Inc. Common Stock Fund	9,325,673	471,721

	$26,134,142	$(15,439,207)

4.    Investment Contracts with Insurance Companies

The Managed Interest Income Fund, one of the Plan’s investment funds, may be invested in short-term money market instruments through the Fidelity Short-Term Interest Fund and contracts with insurance companies, banks and other financial institutions. The Managed Interest Income Fund continues to maintain investments in fully benefit-responsive traditional and synthetic guaranteed investment contracts with various insurance companies, banks, and financial institutions. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. These contracts are included in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings at crediting interest rates which reset quarterly, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average annual yield for the Managed Interest Income Fund was 5.0% and 5.6% in 2003 and 2002, respectively. The weighted average crediting interest rates for the investment contracts as of December 31, 2003 and 2002, were 4.75% and 5.3%, respectively. At December 31, 2002 the fair value of the underlying assets of the synthetic GICs and the value of the related “wrapper” contracts were $53,389,584 and $(2,913,995), respectively.

5.    Concentration of Credit Risk

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across fifteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Ryder Stock Fund, which invests in a single security. The Plan’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each company.

6.    Plan Transfers

The Company also sponsors the Ryder System, Inc. Employee Savings Plan B for salaried employees and Ryder Integrated Logistics, a subsidiary of Ryder System, Inc., field hourly employees. As discussed on Note 1, the Plan was merged into Plan B, effective December 31, 2003 and the merged plan was renamed the Ryder System, Inc. 401(k) Savings Plan. Transfers to the 401(k) Savings Plan, mostly resulting from the merger, amounted to $176,250,326 in 2003. In 2002, transfers to the 401(k) Savings Plan amounted to $357,454.

7.    Related Party Transactions

The Plan holds shares of Ryder System, Inc. common stock and recorded dividend income, net realized losses on sale and net unrealized depreciation in value of these securities.

Certain Plan investments are shares of mutual funds managed by Fidelity Management Company, which is affiliated with the Plan’s current trustee and, therefore, these transactions qualify as party-in-interest. Fees incurred by the Plan to Fidelity Management Company for investment management and recordkeeping services amounted to $140,845 and $213,382 for the years ended December 31, 2003 and 2002, respectively.

8.    Tax Status of the Plan

The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the “Code”) and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. A favorable tax determination letter dated June 4, 2002 has been obtained from the Internal Revenue Service.

Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan, at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.

9.    Reconciliation of Financial Statements to Forms 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2003	2002

Net assets available for benefits per the financial statements	$—	$143,340,166
Amounts allocated to withdrawing participants with balances less than $5,000	—	(62,966)

Net assets available for benefits per the Form 5500	$—	$143,277,200

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended
December 31, 2003

Benefits paid to participants per the financial statements	$8,641,895
Add: Amounts allocated to withdrawing participants with balances less than $5,000 at December 31, 2003	—
Less: Amounts allocated to withdrawing participants with balances less than $5,000 at December 31, 2002	(62,966)

Benefits paid to participants per the Form 5500	$8,578,929

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm